UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 10, 2014 is hereby incorporated by reference into the registration statements on Form S-8 and Form F-3 (File No. 333-148085, File No. 333-148754, File No. 333-154795 and File No. 333-194338) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, October 28, 2008, and March 5, 2014, respectively.

Re: Postponement of Extraordinary General Meeting

Due to the absence of a quorum (the presence of at least two shareholders, who by themselves or with their representatives, hold together at least 33% of the total shares of XTL Biopharmaceuticals Ltd. (the “Company”)) at the scheduled time and venue of an extraordinary general meeting of shareholders which convened on Monday, March 10, 2014, at 12:00PM (Israel Standard Time), the meeting was postponed. The deferred meeting shall take place at the law offices of the Company's attorneys, Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel, on Monday, March 17, 2014 at 12:00PM (Israel Standard Time). The record date of February 7, 2014 and the agenda will remain the same for the deferred meeting which will be convened even in the absence of a quorum.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition and development of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia and lupus.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel-Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 10, 2014	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer